Bryan T. Allen
Direct (801) 257-7963
ballen@parrbrown.com

June 16, 2010
SEND VIA FEDERAL EXPRESS, FACSIMILE
 AND EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
Attn: Jay Ingram
Division of Corporation Finance
Mail Stop 4631
100 F Street, N.E.
Washington, D. C. 20549

Re:	Altair Nanotechnologies Inc. Response to SEC Comments regarding Registration Statement on Form S-4 File No. 333-166140

Dear Mr. Ingram:

We received your letter dated June 11, 2010  relating to Amendment No. 1 to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), and are assisting Altair Nanotechnologies Inc. (the “Company”) in responding thereto.  All responses set forth herein are on behalf, and based upon information provided by, the Company.

To assist the staff of the Commission in completing its review of the responses to the comments contained in your letter as they relate to the Registration Statement, the comments from your letter are quoted below in bold and are followed in each case by the Company’s response thereto.  We have also included with the Federal Express version hereof a copy of EDGAR-marked version of the Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which the Company has filed with the SEC on EDGAR, and a redline comparison against the previous amendment.   All pages references herein are to the EDGAR-marked version of Amendment No. 2.

The Company’s responses to the specific comments are set forth below.
Code Section 368 Reorganization Provisions, page 39

1.
We note the disclosure in the last paragraph of this subsection.  Please disclose the reasons for your uncertainty regarding whether or not the domestication will qualify as either an F reorganization or a D reorganization.  Or, in the alternative, remove any language that suggests uncertainty in counsel’s opinion.

Response:  On page 41, we have deleted the sentence explaining what the consequences would be if the domestication failed as an F or D reorganization, which, based on our discussion, we believe addresses your concerns.

Part II – Information Not Required in Prospectus
Undertakings

2.	Please provide the applicable undertaking set forth in Item 512(a)(5) of Regulation S-K.

Response:  We have added the undertaking set forth in Item 512(a)(5) of Regulation S-K on page II-10 of Amendment No. 2.

The Company acknowledges that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any comments or questions regarding the foregoing, feel free to call me at
(801) 257-7963.

Very truly yours,

/s/ Bryan Allen

Bryan T. Allen

cc:  John Fallini (via .pdf)